

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2006

Gary Haukeland
Raven Gold Corp.
2470 Saint Rose Parkway
Suite 304
Henderson, NV 89074

> **Re: Raven Gold Corp.**
> **Item 4.01 Form 8-K**
> **Filed September 19, 2006**
> **Item 4.01 Form 8-K/A**
> **Filed September 22, 2006**
> **Item 4.01 Form 8-K/A**
> **Filed September 28, 2006**
> **Response letter dated September 22, 2006**
> **File No. 333-126680**

Dear Mr. Haukeland:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 28, 2006

1.   We note that you reported that there was a disagreement with your former
        accountant related to the failure to disclose subsequent events in your Form 10-
        KSB for the fiscal year ended April 30, 2006. Please revise to describe in greater
        detail the nature of the disagreement, and explain to us how you concluded that
        this disagreement does not represent a reportable event as defined in Item
        304(a)(1)(iv) of Regulation S-B. Tell us whether you intend to restate any prior
        period for any adjustment resulting from the disagreement or reportable event,
        and if not, explain the basis for your conclusion not to restate.

2.   Please disclose the following related to your disagreement as set forth by Item
        304(a)(1)(iv) of Regulation S-B:

        •   whether any committee of the board of directors, or the board of directors,
            discussed the subjected matter of disagreement with your former accountant;
            and

        •   whether you have authorized your former accountant to respond fully to the
            inquiries of your successor accountant concerning the subject matter of the
            disagreement or event and, if not, describe the nature of and reason for any
            limitation.

3.   Please obtain and furnish an updated Exhibit 16 letter from your former
        accountants stating whether the accountant agrees with the statements made in
        your revised Form 8-K.

Form 10-KSB for the Fiscal Year Ended April 30, 2006 and Form 10-QSB for the Fiscal
Quarter Ended July 31, 2006

4.   We monitored your Form 10-KSB and Form 10-QSB solely related to matter
        addressed in this comment four. We note that you have concluded in your Form
        10-KSB for the fiscal year ended April 30, 2006, and in your Form 10-QSB for
        the fiscal quarter ended July 31, 2006, that your disclosure controls and
        procedures were effective. Please explain to us the basis for your conclusion that
        your disclosure controls and procedures were effective in light of your failure to
        disclose the events subsequent to April 30, 2006, in your Form 10-KSB.

Mr. Gary Haukeland
Raven Gold Corp.
October 27, 2006
Page 3

 As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

  Sincerely,

  Ryan C. Milne
  Staff Accountant

cc: <u>via facsimile</u>
  Julius Briner
  (604) 685-7551